

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-mail
Steven Conboy
President
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

      Re: **Eco Building Products, Inc.**
                Preliminary Information Statement on Schedule 14C
                Filed March 12, 2013
                File No. 000-53875

Dear Mr. Conboy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Dietrich A. King for

                Mara L. Ransom
                Assistant Director